BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Dear Ms. Jenkins,

Re:     Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2012, Filed March 1, 2013

Below please find our response to the comment set forth in a letter dated May 7, 2013 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comment verbatim from the Letter and have supplied our response immediately thereafter.

Form 10-K for the year ended December 31, 2012

Asset Impairment, page 90

1)We note you recognized goodwill impairment of $1.7B and asset impairment of $1.0B in the fiscal year ended December 31, 2012. Your disclosures should clearly indicate whether management believes there are at-risk asset groups (i.e. asset groups with undiscounted cash flows that are not substantially in excess of its carrying value and/or goodwill with fair value that is not substantially in excess of its carrying value). For example, you disclose that the Eastern Coal Operations segment exceeded its carrying value by a total of 9% but you have not disclosed whether management believes this goodwill is at-risk. In future filings, please clearly disclose at-risk asset groups and include the total net book value of these at-risk asset groups. In your revised disclosure, include a discussion of the key assumptions, including the uncertainty of such key assumptions. Please provide us with this draft language in your response.

Response:

As disclosed in the Form 10-K, during the second quarter of 2012, as a result of deteriorating market conditions, the Company determined that indicators of impairment existed with respect to certain of its long-lived asset groups and performed recoverability testing by comparing each asset groups’ estimated future undiscounted cash flows to their respective carrying amounts. Five of those asset groups were not considered recoverable, and the associated assets were written down to their respective fair values in accordance with ASC 360-10-35-28. The Company recorded an aggregate of $1.0 billion of asset impairment charges, representing in excess of 90% of the combined aggregate carrying amounts and concluded that additional, material impairments of these asset groups would not be reasonably possible and no further disclosure was warranted.

The remaining long-lived asset groups, each of which was determined to be recoverable, had estimated future undiscounted cash flows that exceeded their respective carrying amounts by at least 40%. As a result, the Company concluded that in the near term, impairments of these long-lived asset groups would not be reasonably possible and no disclosure of at-risk asset groups was warranted.

With respect to goodwill, as disclosed in the Form 10-K, the Company recorded an impairment charge of $188.2 million at its annual impairment testing date in October 2012, related to one of its reporting units within its Eastern Coal Operations segment (this impairment was in addition to approximately $1,525.3 million of impairments recorded in June, 2012). Note 9 to the consolidated financial statements in the Form 10-K disclosed that net goodwill after these impairments was $561.8 million in the Company’s Eastern operations as of December 31, 2012 (and nil in its Western operations). The Company further disclosed that the fair value of the reporting unit in its Eastern Coal Operations segment that was not affected by the impairment recorded in October 2012 exceeded its carrying value by a total of approximately $400 million, or 9%. Additionally, the discussion of goodwill in the Form 10-K indicated that changes in a number of specified assumptions could materially impact the estimated fair value of the Company’s reporting units, and highlighted the following:

“Our forecasts of coal prices generally reflect a long-term outlook of market prices expected to be received for our coal. If actual coal prices are less than our expectations, it could have a material impact on the fair value of our reporting units. Our forecasts of costs to produce coal are based on our operating forecasts and an assumed inflation rate for materials and supplies such as steel, diesel fuel and explosives. If actual costs are higher or if inflation increases above our expectations, it could have a material impact on the fair value of our reporting units. We also are faced with increasingly stringent safety standards and governmental regulation, much of which is beyond our control, which could increase our costs and materially decrease the fair value of our reporting units.”

We also included in the Form 10-K risk factor disclosure highlighting the possibility of additional goodwill impairment charges, including in circumstances such as “a decline in our actual or expected future cash flows or income, a significant adverse change in the business climate or in our industry, or a decline in market capitalization, among others.”

In response to the Staff’s request to provide additional disclosure with respect to at-risk goodwill, the Company proposes to include an updated goodwill critical accounting policy and estimate disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2013 substantially as set forth below, based on our disclosures in the Form 10-K (relevant language changed from that in the Form 10-K indicated in bold and italics; deletion of paragraphs relating to 2012 impairment charges also indicated; relevant information to be updated with June 30, 2013 amounts). Net book value of total assets and goodwill are also included in the notes to the financial statements (see Note 16 to the interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013).

Goodwill represents the excess of purchase price over the fair value of the identifiable net assets of acquired companies. Goodwill is not amortized; instead, it is tested for impairment annually as of October 31 of each year, or more frequently if indicators of impairment exist.

We test goodwill for impairment using a fair value approach at the reporting unit level. For certain of our reporting units, we apply a qualitative assessment. For the remaining reporting units, we perform our goodwill impairment test in two steps. Step one compares the fair value of each reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit determined in step one is lower than its carrying value, we proceed to step two, which compares the carrying value of goodwill to its implied fair value. In estimating the implied fair value of goodwill at a reporting unit, we assigned the fair value of the reporting unit to all of the assets and liabilities associated with the reporting unit as if the reporting unit had been acquired in a business combination. Any excess of carrying value of goodwill over its implied fair value at a reporting unit is recorded as impairment.

The valuation methodology utilized in step one to estimate the fair value of the reporting units is based on both a market and income approach and is within the range of fair values yielded under each approach. The income approach is based on a discounted cash flow methodology in which expected future net cash flows are discounted to present value, using an appropriate after-tax weighted average cost of capital (discount rate). The market approach is based on a guideline company and similar transaction methodology. Under the guideline company approach, certain operating metrics from a selected group of publicly traded guideline companies that have similar operations to the Company's reporting units are used to estimate the fair value of the reporting units. Under the similar transaction approach, recent merger and acquisition transactions for companies that have similar operations to the Company's reporting units are used to estimate the fair value of the Company's reporting units.

The income approach is dependent upon a number of significant management estimates about future performance including sales volumes and prices, costs to produce, income taxes, capital spending, working capital changes and the after-tax weighted average cost of capital. Changes in any of these assumptions could materially impact the estimated fair value of our reporting units. Our forecasts of coal prices generally reflect a long-term outlook of market prices expected to be received for our coal. However, coal prices are influenced by global market conditions beyond our control. If actual coal prices are less than our expectations, it could have a material impact on the fair value of our reporting units. Our forecasts of costs to produce coal are based on our operating forecasts and an assumed inflation rate for materials and supplies such as steel, diesel fuel and explosives. However, the costs of the materials and supplies used in our production process such as steel, diesel fuel and explosives are influenced by global market conditions beyond our control. If actual costs are higher or if inflation increases above our expectations, it could have a material impact on the fair value of our reporting units. We also are faced with increasingly stringent safety standards and governmental regulation, much of which is beyond our control, which could increase our costs and materially decrease the fair value of our reporting units. For a further discussion of the factors that could result in a change in our assumptions, see “Risk Factors” in our Annual Report on Form 10-K, this report and our other filings with the SEC.

[…]

As of {December 31, 2012}, the Company’s goodwill totaled {$567.7 million}. Of this amount {$561.8 million} relates to one reporting unit within our Eastern Coal Operations. As of the date of our last goodwill impairment test (October 31, 2012), the fair value of the reporting unit exceeded its carrying value by approximately $400 million, or 9%. Continued global economic weakness and in particular further deterioration or continued weakness for an extended period of time in the global metallurgical coal market, as well as other factors that could result in adverse changes in the key assumptions described above, could lead to a reduction in the fair value of the reporting unit. Accordingly, the goodwill associated with it may be at risk for further impairment charges.

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 276-739-5324 or by fax at 276-739-5334.

Very truly yours,

/s/ Frank J. Wood
Frank J. Wood
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Vaughn R. Groves, Esq., Executive Vice President, General Counsel and
Secretary, Alpha Natural Resources, Inc.
T. Douglas McQuade, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP